SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of February, 2006

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

2005 Fourth Quarter and Year End Results

Santiago, Chile, February 2, 2006 Banco de Chile (NYSE: BCH), a Chilean full service financial institution, market leader in a wide variety of credit and non-credit products and services which cross all segments of the Chilean financial market, announced results for the fourth quarter and year ended December 31, 2005.	FINANCIAL HIGHLIGHTS

• Banco de Chile confirmed its position as the leading financial institution in terms of profitability by reporting another year of record results with net income of Ch$180,724 million. Consequently, net income per share rose to Ch$2.65 in 2005 up from Ch$2.38 in 2004.

• The Bank ranked first with a ROAE of 26.7% in 2005, up from 23.6% in 2004, outperforming the system’s average of 16.4% at the same date.

• The Bank reported the highest market share gain in 2005 as a consequence of the strong loan growth, net of interbank, of 14.9% during such period, which implied 42 basis points increase in market share to 18.25% from 17.83%.

Selected Financial Data	2004	2005	% Change 2005/2004	4Q04	4Q05	% Change
						4Q05/4Q04

Income Statement (Millions, Chilean pesos)
Net Financial Income	358,593	377,369	5.2%	96,958	105,705	9.0%
Income from Services	131,408	137,793	4.9%	36,397	38,129	4.8%
Gains on Sales of Financial Instruments	(3,264)	3,289	-	(7,628)	(3,907)	(48.8)%
Operating Revenues	486,737	518,451	6.5%	125,727	139,927	11.3%
Provisions for Loan Losses	(76,158)	(55,014)	(27.8)%	(21,668)	(18,094)	(16.5)%
Total Operating Expenses	(249,623)	(276,464)	10.8%	(72,588)	(76,297)	5.1%
Net Income	158,123	180,724	14.3%	32,085	39,323	22.6%

Earnings per Share (Chilean pesos)
Net income per Share	2.38	2.65	11.3%	0.48	0.58	20.8%
Book value per Share	10.53	11.39	8.2%	10.53	11.39	8.2%

Balance Sheet (Millions, Chilean pesos)
Loan Portfolio	7,136,954	8,205,924	15.0%	7,136,954	8,205,924	15.0%
Total Assets	9,996,575	10,692,761	7.0%	9,996,575	10,692,761	7.0%
Shareholders' Equity	698,817	775,107	10.9%	698,817	775,107	10.9%

Profitability
ROAA	1.59%	1.77%		1.26%	1.52%
ROAE	23.6%	26.7%		18.7%	20.6%
Net Financial Margin	4.0%	4.2%		4.3%	4.7%
Efficiency ratio	51.3%	53.3%		57.7%	54.5%
Asset Quality
Past Due Loans / Total Loans	1.23%	0.87%		1.23%	0.87%
Allowances / Total Loans	2.23%	1.72%		2.23%	1.72%
Allowances / Past Due Loans	181.6%	198.1%		181.6%	198.1%
Capital Adequacy
Total Capital / Risk Adjusted Assets	11.7%	11.2%		11.7%	11.2%

2005 Fourth Quarter and Year End Results

2005 Highlights

The Bank

  Dividend distribution proposal. The Board of Directors of Banco de Chile resolved to schedule the Shareholders Meeting for the 23rd of March, 2006 with the objective of proposing, among other matters, the distribution of a cash dividend in the amount of Ch$ 1.8582 per share, corresponding to 70% of the profits obtained in the fiscal year ending the 31st of December, 2005 and the capitalization of the remaining 30% of the Bank’s profits by means of distributing a dividend in shares at the rate of 0.02461 per share.

  Net financial margin increased by 14 basis points during the year. The Bank’s net financial margin increased to 4.2% in 2005 from 4.0% in 2004 mainly due to the increase in the inflation rate, as a result of its large checking account client base that accrues no interest. The Bank posted a market share in checking accounts of 19.8% at the end of 2005.

  Loan portfolio. As of December 31, 2005, the Bank’s loan portfolio, net of interbank loans, totaled Ch$8,180,912 million, representing an annual and quarterly expansion of 14.9% and 6.4%, respectively. In unconsolidated terms, the Bank’s annual expansion was 17.0% as compared to the 14.3% attained by the financial system, thus allowing the Bank to reach a market share of 18.25% as of December 31, 2005.

  Enhanced distribution network. In accordance with the Bank’s business plan, during year 2005, the Bank strengthened its presence in the local market. During the last twelve months, the Bank opened 24 new branches (of which 19 are Banco Credichile), and 257 new automatic teller machines, totaling 248 branches and 1,258 ATMs as of December 31, 2005.

  Banco de Chile once again received “The Foreign Exchange Bank Award”. Banco de Chile was recently honored by Global Finance Magazine as the “Best Foreign Exchange Bank 2005” in Chile. The criteria for this award included transaction volume, market share, scope of global coverage, customer service, competitive pricing and innovative technologies. This award together with other distinguished recognitions received during the past year, not only for the Bank’s performance but also for its work environment and community commitment, indicate that the Bank is on track to achieve even more challenging goals.

  Neos plan in progress. During 2005, the Bank successfully concluded the implementation of the Enterprise Resource Planning (ERP) system in its human resources solution oriented toward self- service applications, therefore allowing costs and time savings. At the same time, regarding its commercial platform inspired by a Customer Relationship Management (CRM) solution, the Bank introduced a single banking service platform with pre- and post-sale modules, campaigns administration and customer credit track modules for the individual segment. The Bank deployed the CRM in all its retail segment branches and call centers. Regarding the corporate segment, credit track and sales modules are being implanted in a progressive roll out mode. The Bank also developed a middleware architecture in order to integrate the different applications with the new technological platform. In January 2006 the first group of loans was migrated into a new loan module, as part of the new core banking system.
  Development of new products and campaigns. As an integral part of providing better investment solutions, Banchile General Administrator of Funds launched the second real estate investment fund called “Fondo de Inversión Banchile Inmobiliario II”. This is the eleventh fund launched during 2005 by this subsidiary, thus further consolidating its top position in terms of transactions and product innovation. In addition the Credichile “BancoOferta” and “Christmas” credit card promotion campaigns launched during 4Q05 resulted in significant increases in credit card and lines of credit volume transactions as well as higher insurance sales. These campaigns offered important interest rates discounts along with a range of attractive rewards to the Bank‘s clients.

  Representative office in the Republic of China. Banco de Chile received authorization from the Chilean Superintendency of Banks to open a representative office in Beijing, China. The representative office will enable the Bank to promote a variety of products and services in this high potential market and capitalize upon the opportunities that emerge in the world’s fastest growing economy. Our efforts towards the establishment of a presence in this market, further reinforces our commitment to offer the widest variety of services to our corporate clients. The Bank submitted the application materials to both, the Chinese Banking Regulatory Commission Head Office and Beijing Bureau on December 26, 2005.

  Banco de Chile’s agreement with OCC and FinCen. On October 12, 2005, Banco de Chile entered into agreements with the Office of the Comptroller of the Currency (OCC), and separately with the Financial Crimes Enforcement Network (FinCEN) requiring its New York and Miami branches (“the U.S. Branches”) a total payment of a three million dollar civil money penalty to resolve allegations related to Bank Secrecy Act, in particular its U.S. anti–money laundering compliance program and suspicious activity reporting obligations.

2005 Fourth Quarter and Year End Results

Financial System Highlights

  Chilean financial system posted record gains in 2005. The Banking system reported Ch$777,842 million in net income during 2005, a 12.9% increase over 2004. This increase was mainly due to a rise of 7.3% in operating revenues, and a drop of 17.9% in loan loss provision expenses, which more than offset the 4.2% increase in operating expenses. This figure resulted in a system wide ROAE of 16.4%, representing a 104 basis points increase relative to last year’s ROAE.

  Total loan portfolio, net of interbank loans, as of December 31, 2005, totaled US$86,043 million, reaching an annual expansion of 14.3%, the highest rate of the last 10 years. This outstanding result was mainly caused by a stronger economy, the still low interest rates level and the incorporation of an important number of clients into the financial system. The annual loan growth was mainly supported, in terms of volume, by commercial loans which grew by 14.5%, residential mortgage loans and consumer credits which expanded by 16.6% and 20.6%, respectively. At the same time, past-due loans declined to Ch$405,872 million at December 31, 2005 from Ch$471,318 million at December 31, 2004.

  Strong overall economic performance during 2005. According to the Central Bank report, the Chilean economy posted a GDP increase of 6.3% for 2005 and an inflation level of 3.7% for the full year. Furthermore, the unemployment rate reached an average of 8.1% in 2005, representing a 70 basis points decrease compared to 2004.

2005 Fourth Quarter and Year End Results

Banco Chile 2005 Fourth-Quarter and Year end Consolidated Results

NET INCOME

The Bank completed another successful year by achieving a record consolidated net income of Ch$180,724 million during 2005, representing an increase of 14.3% compared to the previous year. The Bank’s many initiatives ranging from improving its market segmentation, expanding its distribution network, selecting and deploying teams of talented people, investing in a world class technological platform and offering diverse business solutions have been the basis for the Bank’s continued positive results.

The major contributors to the Bank’s outstanding annual results were:

  higher earnings from demand deposits benefited from higher domestic inflation, significant loan portfolio expansion,
  strong fee income,
  higher results in gains on sales of financial instruments, and improved credit quality.

These leading forces contributing to the robust financial performance of 2005 more than offset the increase in the Bank’s operating expenses.

The Bank's outstanding results during 2005 were reflected in its return on average assets (ROAA) and return on average shareholders’ equity (ROAE), figures which increased to 1.77% and 26.7%, respectively, in 2005, up from 1.59% and 23.6%, respectively.

In terms of quarters, net income for the 4Q05 amounted to Ch$39,323 million as compared to Ch$32,085 million in 4Q04. This 22.6% increase was mainly driven by higher net financial margins which were positively impacted by the inflation rate, lower losses on financial instruments and lower provisions for loan losses.

Bank, Subsidiaries and Foreign Branches' Net Income

(in millions of Chilean pesos)	2004	2005	% Change 2005/2004	4Q04	4Q05	% Change 4Q05/4Q04

Bank	129,685	164,266	26.7%	24,906	38,942	56.4%
Foreign Branches	3,931	(5,548)	-	401	(2,383)	-
Stock Brokerage	10,156	9,476	(6.7)%	3,178	37	(98.8)%
Gral Adm. of Funds	9,408	8,425	(10.4)%	2,584	2,066	(20.0)%
Insurance Brokerage	695	747	7.5%	21	269	1181.0%
Financial Advisory	1,819	400	(78.0)%	447	85	(81.0)%
Factoring	2,185	2,142	(2.0)%	435	102	(76.6)%
Securitization	61	126	106.6%	27	88	225.9%
Promarket	48	108	125.0%	20	46	130.0%
Socofin	142	448	215.5%	73	60	(17.8)%
Trade Services Lltd.	(7)	134	-	(7)	11	-

Total Net Income	158,123	180,724	14.3%	32,085	39,323	22.6%

Subsidiaries performed well during 2005 generating 12.2% of the Bank’s total net income, however overall net profits generated by these companies decreased by 10.2% compared to the outstanding results reached in 2004. This annual decrease was mainly fueled by lower income registered by the Financial Advisory, the General Administrator of Funds and the Stock Brokerage.

The Financial Advisory subsidiary attained lower net income in 2005 where as in 2004 they accounted for higher fee income as a greater number of business was generated. It is worth mentioning that, during 4Q05 this subsidiary participated as both an arranging agent and a lender, together with 4 other banks, in an important syndicated long-term loan for a total amount of UF2,150,000 (approximately US$75 million) to a leading Chilean meat processing company, which exports more than 70% of its products to the Asian market.

The decrease in the net income of the Stock Brokerage subsidiary during 2005 mainly reflects higher operating expenses associated with variable compensations, higher indemnities and expenses related to advisories and software development associated with a new operational

2005 Fourth Quarter and Year End Results

platform, which seeks to improve control systems and efficiency. In addition, the 4Q05 net income of this subsidiary was negatively impacted by lower fee income and mark to market losses from the investment portfolio as interest rates increased during such quarter.

The annual decrease in net income from the General Administrator of Funds was principally a result of a change in the service agreement for the usage of the distribution network between the Bank and this subsidiary, which implied higher revenue for the Bank and higher fee expenses for this subsidiary and, to a lesser extent, due to higher salaries and advisories and technological expenses related to the above mentioned new operational platform developed in conjunction with the Stock Brokerage subsidiary. These higher expenses more than offset the 16.4% increase in income from services of this company.

During 4Q05 the mutual fund industry was negatively impacted by the rise of interest rates as investors began to reduce their positions in long-term fixed income funds towards short-term investments such as time deposits. As a consequence, average funds under management as well as the number of participants in mutual funds of the General Administrator of Funds subsidiary fell by 15% and 3.4%, respectively, during the last quarter of 2005.

The decline in net income of the Stock Brokerage company during 4Q05 was mainly due to a drop in the average stocks transactions of about 25.9% as compared to 4Q04 and to mark to market losses from financial investments registered at the end of 2005 as a consequence of the increase in the interest rates. It is worth mentioning that during 4Q04, important earnings were recorded by the Stock Brokerage subsidiary as a result of its participation in the important auction on the Santiago Stock Exchange for a 20% stake of Chile’s biggest brewer company, Compañía Cervecerías Unidas SA (CCU), sold by the leading U.S. brewing company Anheuser-Bush(BUD). In addition, higher operating expenses related to indemnities and variable compensations were registered in this subsidiary in 4Q05.

The net income of the Insurance Brokerage and the Factoring subsidiaries remained stable, while the increases in terms of percentages of the collection subsidiary Socofin and the Securitization subsidiary were notable. Additionally, the recently created Trade services subsidiary registered a positive result during 2005.

Concerning the Bank’s foreign branches, the negative result posted during 2005, was totally explained by the extraordinary expenses incurred as a result of the examination process carried out by the US regulators and as a consequence of the improvement in the internal controls.

NET FINANCIAL INCOME

Net Financial Income

(in millions of Chilean pesos)	2004	2005	% Change 2005/2004	4Q04	4Q05	% Change 4Q05/4Q04

Interest revenue	562,933	680,149	20.8%	131,608	203,156	54.4%
Interest expense	(222,636)	(310,351)	39.4%	(59,650)	(99,178)	66.3%
Foreign Exchange transactions, net	18,296	7,571	(58.6)%	25,000	1,727	(93.1)%

Net Financial Income	358,593	377,369	5.2%	96,958	105,705	9.0%

Avg. Int. earning assets	8,868,926	9,023,643	1.7%	9,054,656	9,022,281	(0.4)%
Net Financial Margin [1]	4.0%	4.2%	-	4.3%	4.7%	-

Net financial income totaled Ch$377,369 million for 2005, an increase of 5.2% from the prior year. This annual increase was mainly driven by 14 basis point increase in net financial margin1 and, to a lesser extent, by a 1.7% growth in average interest earning assets.

The expansion in average interest earning assets was mainly led by a 9.3% expansion in average loans, which more than offset the 28% contraction in average financial investments.

Net financial margin which increased to 4.2% in 2005 from 4.0% in 2004 was largely benefited from:

  A higher inflation rate, measured by the variation of the UF2 which was 3.80% in 2005 as compared to 2.35% in 2004, indicating that during 2005 the Bank earned higher interest income on the portion of UF denominated interest earning assets financed by non- interest bearing liabilities.

  A favorable change in the asset mix realized by increasing the relative weight of loans to total assets from 71.4% to 76.7%, against investment portfolio expansion. Within the loan portfolio, the Bank has also grown towards higher yielding credits such as

[1] Net financial income divided by average interest earning assets.	[2] The UF is an accounting unit which is linked to the Chilean CPI, and changes daily to reflect fluctuations in the index over the previous month.

2005 Fourth Quarter and Year End Results

             consumer loans as well as factoring and lease contracts, most of them related to the retail and middle market segments.

These favorable effects were partially offset by:

  A negative repricing effect during 2005 (since liabilities reprice faster than interest earning assets) as the Central Bank raised the monetary policy interest rate by 225 basis points during that year, reaching a 4.5% in December 2005. This was compared to 2.25% at the end of 2004, year in which this rate was raised only by 50 basis points.

  Lower spreads attained during 2005 compared to the previous year as a consequence of the increased competition.

Regarding net financial income for the 4Q05, it increased by 9.0% as compared to the figure for the 4Q04 as a result of a 41 basis point increase in net financial margin. The increase in net financial margin during 4Q05 mostly responded to the higher inflation rate, measured by the variation of the UF2, which peaked to 1.5% in 4Q05 from a modest 0.7% in 4Q04.

INCOME FROM SERVICES, NET

Net Income from Services, by Company

(in millions of Chilean pesos)	2004	2005	% Change 2005/2004	4Q04	4Q05	% Change 4Q05/4Q04

Bank	80,692	79,720	(1.2)%	21,675	23,070	6.4%
General Adm. of Funds	19,919	23,186	16.4%	5,629	6,098	8.3%
Financial Advisory	2,622	923	(64.8)%	672	249	(62.9)%
Insurance Brokerage	3,476	6,873	97.7%	674	2,006	197.6%
Stock Brokerage	12,251	14,691	19.9%	4,674	3,487	(25.4)%
Factoring	605	610	0.8%	135	134	(0.7)%
Socofin	8,877	8,656	(2.5)%	2,296	2,545	10.8%
Securization	249	352	41.4%	88	163	85.2%
Promarket	4	2	(50.0)%	1	1	0.0%
Foreign Branches	2,713	2,606	(3.9)%	553	334	(39.6)%
Trade Services	-	174	-	-	42	-

Total Net Incom e from Services	131,408	137,793	4.9%	36,397	38,129	4.8%

Fee income reached another record level during 2005 totaling Ch$137,793 million, up 4.9% from the Ch$131,408 million recorded in 2004. This source of income, which contributed about 27% to the Bank’s operating revenues and represented 50% of operating expenses, has become a key driver for the Bank’s results as spreads continues to be under pressure due to the increased competition.

The Bank’s strategy has been focused on creating ways to provide value-added services through its extended distribution network and through a diversified range of products offered by the Bank and its subsidiaries, which not only provide additional fee income but also the opportunity to build long-term and more profitable relationships with customers. As a consequence, the Bank has not only encouraged further product usage within its current customers but also increased by about 28,000 the client base with new checking accounts, which coupled with the expansion of 257 new ATMs has implied an important increase in fees associated with sight accounts and ATMs. In addition, as the retail segment continued to expand its consumption, the Bank has recorded higher fee income from insurance, credit cards and credit lines products.

During 2005 large companies contributed importantly to the Bank’s fee income as a result of higher incomes from services related to the restructuring of credits, collection and payment services.

Regarding the slight decline observed in the Bank’s fee income line, this was mainly explained by higher cobranding and sales force expenses incurred in 2005

2005 Fourth Quarter and Year End Results

that are accounted as other services expenses. These expenses reflect the aggressive efforts made by the Bank in order to take advantage of growth in the retail segment.

Income from services coming from subsidiaries reached its peak during 2005, totaling Ch$55,467 million, an amount that represented 40.3% of consolidated fee income. The 15.5% increase in subsidiaries’ fees year-over-year was principally explained by the Insurance, Mutual Fund and Stock Brokerage companies. However, the new trade services subsidiary and the securitization company also contributed, to a lesser extent, to the above mentioned increase.

The satisfactory growth achieved in commissions by the insurance brokerage responded to the combination of a significant increase in the number of policies sold supported by marketing campaigns and strong sale force incentives, and by higher sales margins charged to the insurance companies by this subsidiary.

The General Administrator of Funds and Stock Brokerage companies, once again, confirmed their positions as industry leaders during 2005 with market shares of 25.4% in funds under management and 20.0% in stocks transactions. Mutual fund’s related fees showed an annual increase of 16.4%, mainly as a consequence of a 10.2% growth in average funds under management. During 2005 this subsidiary launched new mutual fund products such as guaranteed funds, dollar funds and real estate investment funds in order to suit different categories of customers with diversified investment alternatives.

Fees coming from the Stock Brokerage subsidiary rose by 19.9% during 2005, mainly due to a 5.5% increase in stock trading volumes and incremental fees generated by the investment banking unit. During 2005 this subsidiary participated in several important stock and public offerings boosting consequently this line of income.

Conversely, the decrease in income from services generated by the Financial Advisory subsidiary responded to a better performance during 2004 as the company actively participated during that year in bond placements, syndicated loan arrangements and mergers and acquisition processes.

The 4Q05 was an extraordinary quarter in terms of fee income, surpassing by 4.8% the fee income recorded in the 4Q04 which, in turn, was the best figure of the full year 2004. This increase was mainly led by extraordinary credit related fees associated to a credit restructuring of a corporate client in the infrastructure sector. To a lesser extent, higher income from services during 4Q05 compared to 4Q04 were also related to insurance products, mutual funds, collections, sight accounts and ATMs, credit card and credit lines within others. Fees accounted in both quarters represented approximately a 2.0% over average loans.

GAINS ON SALES OF FINANCIAL INSTRUMENTS, NET

Gains on sales of financial instruments for the year 2005 amounted to Ch$3,289 million as compared to a loss of Ch$3,264 million in 2004. The positive gains registered in 2005 were mainly related to earnings obtained during 2Q05 from securities maintained by the Stock Brokerage subsidiary as during the first half of 2005 long-term interest rates showed a decreasing trend. On the other hand, the losses accounted for in 2004 were closely related to mark to market losses pertaining to a cross currency swap transaction, which in turn explained the 4Q04 negative figure and, to a lesser extent, to losses coming from the sale of two loans from the manufacturing and retail sectors, which at the bottom line level were totally offset by related provision releases during such period.

Losses on sales of financial instruments recorded in 4Q05 were closely related to securities sales and mark to market losses accounted for by the Bank and by the Stock Brokerage subsidiary as a result of the increase in long-term interest rates during that quarter. However, the impact of the increased interest rates were less on the Bank, as a result of its efforts to reduce its exposure in long-term financial investments since the second quarter anticipating that long-term rates would increase, in comparison to the system average where significant losses were observed in investment portfolios which were accounted for against results and also against equity.

2005 Fourth Quarter and Year End Results

PROVISIONS

Provisions for loan losses amounted to Ch$55,014 million in 2005, a significant decrease of 27.8% as compared to the prior period. Lower provisions principally reflected better financial conditions and an improved economic environment, which positively impacted the corporate portfolios in particular those related to the construction and retail sectors. Provisions related to individuals have also shown a good performance, registering a modest increase as a consequence of an approximately 13.2% annual expansion in the loan portfolio of this segment.

As a consequence, provisions for loan losses to average loans ratio fell to 0.73% in 2005 from 1.11% in 2004. In terms of unconsolidated figures the Bank reached a ratio of provisions, net of recoveries, to average loans of 0.33% as of December 2005, well below the system’s average of 0.58% .

In terms of the quarterly figures, provisions for loan losses showed a 16.5% contraction compared to 4Q04, despite the higher loan growth portfolio during 4Q05, which almost doubled the growth rate of the year-earlier period (6.1% in 4Q05 versus 3.1% in 4Q04). The decrease in loan provisions during 4Q05 relative to 4Q04 was also driven by corporate loans mainly related to the construction sector, followed by the manufacturing and agribusiness sectors. Of note is that loan loss provisions for the 4Q05 accounted for approximately 13% of operating revenues, compared to 17% in 4Q04. As the ratio of provisions for loan losses to average loans is concerned, it dropped to 0.92% in 4Q05 from 1.21% in 4Q04.

Allowances and Provisions

(in millions of Chilean pesos)	2004	2005	% Change 2005/2004	4Q04	4Q05	% Change 4Q05/4Q04

Allow ances
Allow ances at the beginning of each period	190,559	159,318	(16.4)%	169,963	139,247	(18.1)%
Price-level restatement	(4,773)	(5,684)	19.1%	(1,128)	(1,714)	52.0%
Charge-off	(102,626)	(67,343)	(34.4)%	(31,185)	(14,322)	(54.1)%
Provisions for loan losses established, net	76,158	55,014	(27.8)%	21,668	18,094	(16.5)%
Allow ances at the end of each period	159,318	141,305	(11.3)%	159,318	141,305	(11.3)%
Provisions

Provisions	(76,158)	(55,014)	(27.8)%	(21,668)	(18,094)	(16.5)%

Ratios

Allow ances / Total loans	2.23%	1.72%		2.23%	1.72%
Provisions, net /Avg.Loans	0.60%	0.29%		0.79%	0.51%
Provisions / Avg. Loans	1.11%	0.73%		1.21%	0.92%
Charge-offs / Avg. Loans	1.49%	0.90%		1.74%	0.72%
Recoveries / Avg. Loans	0.51%	0.44%		0.41%	0.40%

OTHER INCOME AND EXPENSES

Total Other Income and Expenses increased to Ch$26,592 million in 2005 from Ch$23,913 million in 2004 mainly due to lower non-operating expenses recorded in 2005, which more than offset the 5.6% decline observed in recoveries of loans previously charged-off. Higher non-operating expenses during 2004 were mainly explained by a one-time provision regarding previous year credit cards related expenses and, by higher provisions for assets received in lieu of payment.

The 21% decrease in other income and expenses in 4Q05, compared to 4Q04, was mainly due to higher provisions and charge-offs on assets received in lieu of payment during 4Q05, which more than offset the increase observed in both recovery of loans previously charged-off and in participation in earnings equity.

2005 Fourth Quarter and Year End Results

OPERATING EXPENSES

Operating Expenses

(in millions of Chilean pesos)	2004	2005	% Change 2005/2004	4Q04	4Q05	% Change 4Q05/4Q04

Personnel salaries and expenses	(140,918)	(150,616)	6.9%	(41,354)	(41,184)	(0.4)%
Administrative and other expenses	(92,153)	(108,926)	18.2%	(26,930)	(30,887)	14.7%
Depreciation and amortization	(16,552)	(16,922)	2.2%	(4,304)	(4,226)	(1.8)%

Total operating expenses	(249,623)	(276,464)	10.8%	(72,588)	(76,297)	5.1%

Efficiency Ratio*	51.3%	53.3%		57.7%	54.5%	-

* Operating expenses/Operating revenues

Total operating expenses reached Ch$276,464 million during 2005, an increase of 10.8% compared to 2004, principally reflecting the impact of higher administrative expenses and, to a lesser extent, the growth in personnel salaries.

Higher administrative expenses were largely explained by extraordinary expenses incurred by the US branches during 2005 in connection with the efforts undertaken by the Bank to comply with the consent order agreed to with the Office of the Comptroller of the Currency (OCC). These expenses which mainly included legal counsel and advisory expenses amounted to approximately Ch$12,700 million in 2005, compared to Ch$1,500 million in late 2004. To a lesser extent, administrative expenses during 2005 were impacted by higher advertising costs in order to support commercial activities, increased rental expenses, principally associated to the expansion of the Bank’s network, and higher advisories and technological expenses coming from the Bank’s subsidiaries.

Personnel salaries and expenses increased by 6.9% during year 2005, mostly driven by higher indemnities mainly related to non-recurring expenses derived from the organizational structure change made in the second half of 2005 as part of the Bank’s decision of adjusting its client segmentation. To a lesser extent, salary increases and the incorporation of 792 new employees during the year contributed to the annual increase in this item. It is worth noting that the 63% of these new employees corresponded to Promarket sales force and the remainder were mainly related to the Bank’s commercial areas as well as to the branch network expansion.

Higher operating expenses recorded during 4Q05 compared to 4Q04 were also the result of the extraordinary expenses incurred in the US branches, including additional advisories expenses as well as a US$3 million (Ch$1,856 million) fine paid to the US regulators in accordance to the agreement entered with the OCC, and with the Financial Crimes Enforcement Network (FinCen). Regarding the slight decline in personnel salaries during 4Q05 related to the previous year same quarter, it responded to the one-time bonus paid in 4Q04 related to the anticipated four-year collective bargaining agreement signed by Banco de Chile and the worker unions in such quarter.

The efficiency ratio increased to 53.3% in 2005 from 51.3% in 2004. However, excluding the non-recurring expenses related to the OCC reviewing process and resulting from the organizational structure change, the efficiency ratio would have been 49.7% as of December 2005. In terms of unconsolidated figures, this ratio improved from 51.2% in 2004 to 50.4% in 2005, remaining below the system’s average of 54.1% .

LOSS FROM PRICE- LEVEL RESTATEMENT

Loss from price-level restatement amounted to Ch$11,450 million in 2005 as compared to Ch$7,735 million during 2004, mainly due to the increase in the inflation rate used for adjustment purposes from 2.5% in 2004 to 3.6% in 2005.

2005 Fourth Quarter and Year End Results

INCOME TAXES

The Bank’s income taxes totaled Ch$21,391 million in 2005, as compared to Ch$19,010 million in 2004. The annual increase in income taxes was mostly related to the higher income tax base in 2005 as a result of a 14.1% increase in net income before taxes.

LOAN PORTFOLIO

As of December 31, 2005, the Bank’s loan portfolio, net of interbank loans, totaled Ch$8,180,912 million, representing an annual expansion of 14.9% and a quarterly increase of 6.4% . These growths reflect the dynamic economic activity and the Bank’s strong commitment to improve its service quality, distribution network and product alternatives. Accordingly, the Bank’s number of debtors increased by approximately 58,000 or 12% during year 2005. Year-on-year loan growth was primarily driven by commercial, contingent, mortgage loans financed by the Bank’s general borrowing and consumer loans. In terms of percentage, factoring and lease contracts loans also grew importantly by 52% and 28%, respectively, as they participated during the year in important financing transactions. Conversely, foreign trade loans have been negatively impacted by the sharp decline of 8.1% in the exchange rate during 2005 (as they are denominated in foreign currency), while mortgage loans financed by mortgage finance bonds have been substituted by higher yielding mortgage loans which are financed by the Bank’s general borrowings.

In terms of sectors, the Bank’s annual loan expansion was supported principally by lending to the financial services, transport and infrastructure sectors, increasing therefore their contribution to the total loan portfolio from approximately 19% as of December 2004 to 23% as of December 2005.

Year-on year the loan portfolio of the whole sale segment grew by 21.1%, while the retail segment increased by 12.6%, more than offsetting the decrease in the loan portfolio of the foreign branches.

Loan Portfolio

(in millions of Chilean pesos)	Dec-04	Sep-05	Dec-05	% Change 12-months	% Change 4Q05/3Q05

Commercial Loans	2,970,510	3,234,368	3,510,902	18.2%	8.5%
Mortgage Loans [1]	849,398	696,640	670,347	(21.1)%	(3.8)%
Consumer Loans	716,758	803,538	864,144	20.6%	7.5%
Foreign trade Loans	620,617	631,521	550,770	(11.3)%	(12.8)%
Contingent Loans	550,013	619,904	723,574	31.6%	16.7%
Others Outstanding Loans [2]	969,947	1,202,581	1,335,021	37.6%	11.0%
Leasing Contracts	356,232	425,543	454,805	27.7%	6.9%
Past-due Loans	87,734	76,867	71,349	(18.7)%	(7.2)%
Total Loans, net	7,121,209	7,690,962	8,180,912	14.9%	6.4%
Interbank Loans	15,745	40,142	25,012	58.9%	(37.7)%

Total Loans	7,136,954	7,731,104	8,205,924	15.0%	6.1%

[1] Mortgage loans financed by mortgage bonds.
[2] Includes mortgage loans financed by the Bank’s general borrowings (Ch$1,011,201 million) and factoring contracts (Ch$310,479 million) at December 31, 2005.

During 4Q05 loan growth, net of interbank, peaked significantly by 6.4%, fueled by both the whole sale and retail segments, allowing for a 47 basis points increase in market share. The positive performance of the retail segment which increased by approximately 4.7% in 4Q05 was principally attributable to higher installments credits, credit card loans and residential mortgage loans finance by the Bank’s general borrowings. As previously indicated, installments consumer and credit card loans were supported by aggressive promotional campaigns launched during the last period of 2005, which in fact implied a rise of about 12,000 clients with these loans. In addition, the market share of consumer loans increased from 15.67% in September 2005 to 15.91% in December 2005. Lending growth from the whole sale segment, in terms of volume, was principally driven by commercial, contingent and factoring loans.

2005 Fourth Quarter and Year End Results

Past Due Loans

(in millions of Chilean pesos)	Dec-04	Sep-05	Dec-05	% Change 12-months	% Change 4Q05/3Q05

Commercial loans	70,849	59,670	53,616	(24.3)%	(10.1)%
Consumer loans	3,826	3,610	3,870	1.2%	7.2%
Residential mortgage loans	13,059	13,587	13,863	6.2%	2.0%

Total Past Due Loans	87,734	76,867	71,349	(18.7)%	(7.2)%

Past-due loans dropped to Ch$71,349 million as of December 2005, an 18.7% and a 7.2% annual and quarterly contraction, respectively, mainly concentrated in commercial loans. The quarterly decrease in past-due loans, was largely a consequence of a loan charge-off related to the construction sector and to the payment of a credit of the agriculture sector.

Despite the quarterly 7.2% increase in past-due consumer loans, they represented 0.4% of total consumer loans in December 2005, figure that compares favorably relative to the 0.5% for the prior year and remained stable compared to the same ratio at September 2005.

Lower past-due loans during 2005 responded not only to the improved quality of the loan portfolio and the positive financial situation of the clients which resulted in several payments to these loans, but also to the effective collection procedures carried by the Bank. As a consequence, the contraction in past-due loans implied an improvement in the past-due to total loan ratio, to 0.87% in December 2005 down from 0.99% in September 2005 or 1.23% in December 2004.

FUNDING

Funding

(in millions of Chilean pesos)	Dec-04	Se p-05	Dec-05	% Change	% Change
				12-months	4Q05/3Q05

Non-interest Bearing Liabilities
Current Accounts	1,475,853	1,443,325	1,516,219	2.7%	5.1%
Bankers drafts and other deposits	722,980	672,259	484,516	(33.0)%	(27.9)%
Other Liabilities	856,152	1,009,632	1,059,620	23.8%	5.0%
Total	3,054,985	3,125,216	3,060,355	0.2%	(2.1)%
Interest Be aring Liabilities
Savings & Time Deposits	3,795,575	4,260,385	4,613,253	21.5%	8.3%
Central Bank Borrowings	113,517	1,557	1,407	(98.8)%	(9.6)%
Repurchase agreements	361,653	244,628	270,750	(25.1)%	10.7%
Mortgage Finance Bonds	817,288	598,383	556,504	(31.9)%	(7.0)%
Subordinated Bonds	275,891	308,293	305,284	10.7%	(1.0)%
Other Bonds	188,050	321,998	324,704	72.7%	0.8%
Borrowings from Domestic Financ. Inst.	27,349	150,566	90,160	229.7%	(40.1)%
Foreign Borrowings	616,988	630,414	661,493	7.2%	4.9%
Other Obligations	46,461	50,582	33,743	(27.4)%	(33.3)%
Total	6,242,772	6,566,806	6,857,298	9.8%	4.4%

Total Liabilities	9,297,757	9,692,022	9,917,653	6.7%	2.3%

Total liabilities increased by 6.7% during the last twelve months ending December 31, 2005 largely as a result of the 9.8% increase in interest bearing liabilities while non- interest bearing liabilities remained almost stable.

The 9.8% annual increase in interest bearing liabilities was principally explained by a 22.7% growth in time deposits, and, to a lesser extent, to an increase in long- term liabilities such as bonds (other bonds and subordinated bonds), and syndicated loan accounted for as foreign borrowing as a result of the Bank’s strategy of expanding the duration of its liabilities in response to the more attractive interest rates that prevailed during the first nine months of 2005. These increases more than offset the drop in mortgage finance bonds (as a consequence of the 21% decrease in mortgage loans) and in repurchase agreements.

The slight 0.2% annual increase in non-interest bearing liabilities was mainly driven by the 23.8% growth in other liabilities, as a consequence of higher balances in contingent obligations consistent to contingent loan expansion during the year, which together with the 2.7% growth in current account balances totally offset the drop

2005 Fourth Quarter and Year End Results

in bankers’ drafts. It is worth mentioning that both bankers draft and current account balances had been negatively impacted by a 225 basis points increase in the short-term reference interest rate for monetary policy during the last twelve-months, as such increase made other investments such as time deposits more attractive. However, this effect was lessened by the Bank’s success in increasing the number of checking accounts by 7.2% during 2005.

During 4Q05 total liabilities rose by 2.3% mainly due to an expansion in time deposits, current accounts, other liabilities, foreign borrowings and repurchase agreements, thus compensating the quarterly decrease in bankers drafts and other deposits as the new Combac affiliate, which operates a high value payment clearing system, began to operate in December 2005. The current on-line electronic clearance payment service implied both a decrease in bankers’ drafts balances and on the asset side a decrease in the cash item in process of collection.

INVESTMENT PORTFOLIO

As of December 2005, the Bank’s investment portfolio totaled Ch$1,450,009 million, a 12.9% decrease compared to December 2004 mainly driven by a reduction in short term Central Bank securities. This decrease was partially offset by higher investments in foreign countries mainly in American term Fed Funds, which in turn explained the investment portfolio growth of 9.5% during the 4Q05. As has been reported in previous releases, the Bank’s bonds issuance during this year implied the substitution of short-term liabilities for long-term liabilities, thus improving liquidity which has allowed the Bank to reduce its lower yielding central bank short-term investments.

In terms of composition, during the year 2005 the Bank had reduced the duration of its investment portfolio, anticipating the expected increases in interest rates.

As of December 31, 2005, the investment portfolio was comprised principally of:

SHAREHOLDERS’ EQUITY

As of December 31, 2005, the Bank’s Shareholder Equity totaled Ch$775,107 million (US$1,507 million), a 10.9% increase compared to 2004, as a consequence of a 14.3% increase in net income during the last twelve months and of the sale of the 2.5% of Banco de Chile’s shares, acquired in April 2004, as part of a repurchase program of common stocks, which implied an increase in the capital and reserves line of Ch$57,758 million in August 2, 2005.

The drop in accumulated adjustments for translation differences was mainly a consequence of the 8.1% annual decline in the exchange rate.

At the end of December 2005, on a consolidated basis, Total Capital to Risk-Adjusted Assets (BIS ratio) was 11.2%, and Basic Capital to Total Assets was 5.52%, both well above the minimum requirements applicable to Banco de Chile of 10% and 3%, respectively.

Shareholders' Equity

(in million of Chilean pesos)	Dec.04	Sept.05	Dec.05	% Change
				12-months

Capital and reserves	539,211	596,717	596,254	10.6%
Accumulated adjustment for translation differences [3]	1,402	(576)	(1,875)	(233.7)%
Unrealized gain (loss) on permanent financial invest. [4]	81	27	4	(95.1)%
Net Income	158,123	143,098	180,724	14.3%

Total Shareholders' equity	698,817	739,266	775,107	10.9%

_____________________________________________________________________
3	Represents the effect of the variation in the exchange rate on investments abroad that exceed the restatement of these investments according to the change in the consumer price index.
4
Financial investments traded on a secondary market are shown adjusted to market value, following specific instructions from the Superintendency of Banks and Financial Institutions. These instructions state that such adjustments should be recognized against income, except in the case of the permanent portfolio, when an equity account, “Unrealized gains (losses) on permanent financial investments”, may be directly charged or credited.

2005 Fourth Quarter and Year End Results

BANCO DE CHILE
CONSOLIDATED STATEMENTS OF INCOME (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of December 31, 2005 and millions of US dollars (MUS$))

	Q u a r t e r s				% Change					% Change

	4Q04	3Q05	4Q05	4Q05	4Q05-4Q04	4Q05-3Q05	Dec04	Dec05	Dec05	Dec 05-Dec 04
	MCh$	MCh$	MCh$	MUS $			MCh$	MCh$	MUS $

Interest revenue and expense
Interest revenue	131,608	174,435	203,156	395.1	54.4%	16.5%	562,933	680,149	1,322.7	20.8%
Interest expense	(59,650)	(87,839)	(99,178)	(192.9)	66.3%	12.9%	(222,636)	(310,351)	(603.5)	39.4%
Net interest revenue	71,958	86,596	103,978	202.2	44.5%	20.1%	340,297	369,798	719.2	8.7%

Income from services, net
Income from fees and other services	47,281	49,001	53,831	104.7	13.9%	9.9%	172,705	187,607	364.8	8.6%
Other services expenses	(10,884)	(13,316)	(15,702)	(30.5)	44.3%	17.9%	(41,297)	(49,814)	(96.9)	20.6%
Income from services, net	36,397	35,685	38,129	74.2	4.8%	6.8%	131,408	137,793	267.9	4.9%

Other operating income, net
Gains on financial instruments, net	(7,628)	1,251	(3,907)	(7.6)	(48.8) %	n/a	(3,264)	3,289	6.4	n/a
Foreign exchange transactions, net	25,000	10,974	1,727	3.4	(93.1) %	(84.3) %	18,296	7,571	14.7	(58.6) %
Total other operating income, net	17,372	12,225	(2,180)	(4.2)	n/a	n/a	15,032	10,860	21.1	(27.8) %

Operating Revenues	125,727	134,506	139,927	272.2	11.3%	4.0%	486,737	518,451	1,008.2	6.5%

Provision for loan losses	(21,668)	(12,668)	(18,094)	(35.2)	(16.5) %	42.8%	(76,158)	(55,014)	(107.0)	(27.8) %

Other income and expenses
Recovery of loans previously charged-off	7,421	8,005	7,958	15.5	7.2%	(0.6) %	34,950	32,986	64.1	(5.6) %
Non-operating income	1,475	1,992	2,607	5.0	76.7%	30.9%	4,995	7,859	15.3	57.3%
Non-operating expenses	(3,078)	(3,236)	(6,263)	(12.2)	103.5%	93.5%	(16,484)	(14,934)	(29.0)	(9.4) %
Participation in earnings of equity investments	(106)	72	188	0.4	n/a	161.1%	452	681	1.3	50.7%
Total other income and expenses	5,712	6,833	4,490	8.7	(21.4) %	(34.3) %	23,913	26,592	51.7	11.2%

Operating expenses
Personnel salaries and expenses	(41,354)	(36,287)	(41,184)	(80.1)	(0.4) %	13.5%	(140,918)	(150,616)	(292.9)	6.9%
Administrative and other expenses	(26,930)	(29,550)	(30,887)	(60.1)	14.7%	4.5%	(92,153)	(108,926)	(211.8)	18.2%
Depreciation and amortization	(4,304)	(4,432)	(4,226)	(8.2)	(1.8) %	(4.6) %	(16,552)	(16,922)	(32.9)	2.2%
Total operating expenses	(72,588)	(70,269)	(76,297)	(148.4)	5.1%	8.6%	(249,623)	(276,464)	(537.6)	10.8%

Loss from price-level restatement	(1,962)	(4,836)	(4,645)	(9.0)	136.7%	(3.9) %	(7,735)	(11,450)	(22.3)	48.0%
Minority interest in consolidated subsidiaries	0	0	0	0.0	n/a	n/a	(1)	0	0.0	n/a

Income before income taxes	35,221	53,566	45,381	88.3	28.8%	(15.3) %	177,133	202,115	393.0	14.1%

Income taxes	(3,136)	(4,682)	(6,058)	(11.8)	93.2%	29.4%	(19,010)	(21,391)	(41.6)	12.5%

Net income	32,085	48,884	39,323	76.5	22.6%	(19.6) %	158,123	180,724	351.4	14.3%

The results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. All figures are expressed in constant Chilean pesos as of December 31, 2005, unless otherwise stated. Therefore, all growth rates are in real terms. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$514.21 for US$1.00 as of December 31, 2005. Earnings per ADR were calculated considering the nominal net income and, the exchange rate and the number of shares existing at the end of each period.

2005 Fourth Quarter and Year End Results

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of December 31, 2005 and millions of US dollars (MUS$))

ASSETS	Dec 03 MCh$	Dec 04 MCh$	Sep 05 MCh$	Dec 05 MCh$	Dec 05 MUS$	% Change

						Dec 05- Sep 05	Dec 05-Dec 04

Cash and due from banks
Noninterest bearing	683,946	559,064	897,755	638,604	1,241.9	(28.9% )	14.2%
Interbank bearing	225,926	363,614	87,227	20,704	40.3	(76.3% )	(94.3% )
Total cash and due from banks	909,872	922,678	984,982	659,308	1,282.2	(33.1%)	(28.5%)

Financial investments
Government securities	1,072,783	946,548	585,455	611,538	1,189.3	4.5%	(35.4% )
Investments purchase under agreements to resell	31,496	27,257	50,937	46,695	90.8	(8.3% )	71.3%
Investment collateral under agreements to repurchase	443,803	359,681	246,003	244,220	474.9	(0.7% )	(32.1% )
Other investments	486,862	331,650	442,238	547,556	1,064.8	23.8%	65.1%
Total financial investments	2,034,944	1,665,136	1,324,633	1,450,009	2,819.8	9.5%	(12.9%)

Loans, Net
Commercial loans	2,805,673	2,970,510	3,234,368	3,510,902	6,827.8	8.5%	18.2%
Consumer loans	625,125	716,758	803,538	864,144	1,680.5	7.5%	20.6%
Mortgage loans	1,197,855	849,398	696,640	670,347	1,303.6	(3.8% )	(21.1% )
Foreign trade loans	699,028	620,617	631,521	550,770	1,071.1	(12.8% )	(11.3% )
Interbank loans	14,042	15,745	40,142	25,012	48.6	(37.7% )	58.9%
Lease contracts	285,604	356,232	425,543	454,805	884.5	6.9%	27.7%
Other outstanding loans	468,291	969,947	1,202,581	1,335,021	2,596.3	11.0%	37.6%
Past due loans	112,034	87,734	76,867	71,349	138.8	(7.2% )	(18.7% )
Contingent loans	434,967	550,013	619,904	723,574	1,407.2	16.7%	31.6%
Total loans	6,642,619	7,136,954	7,731,104	8,205,924	15,958.4	6.1%	15.0%
Allowances	(190,559)	(159,318)	(139,247)	(141,305)	(274.8)	1.5%	(11.3% )
Total loans, net	6,452,060	6,977,636	7,591,857	8,064,619	15,683.6	6.2%	15.6%

Other assets
Assets received in lieu of payment	16,594	16,711	13,317	10,450	20.3	(21.5% )	(37.5% )
Bank premises and equipment	135,663	137,446	139,805	142,450	277.0	1.9%	3.6%
Investments in other companies	5,624	5,607	7,217	7,160	13.9	(0.8% )	27.7%
Other	267,717	271,361	369,478	358,765	697.6	(2.9% )	32.2%
Total other assets	425,598	431,125	529,817	518,825	1,008.8	(2.1%)	20.3%

Total assets	9,822,474	9,996,575	10,431,289	10,692,761	20,794.4	2.5%	7.0%

2005 Fourth Quarter and Year End Results

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of December 31, 2005 and millions of US dollars (MUS$))

LIABILITIES & SHAREHOLDERS' EQUITY	Dec 03 MCh$	Dec 04 MCh$	Sep 05 MCh$	Dec 05 MCh$	Dec 05 MUS$	% C h a n g e

						Dec 05- Sep 05	Dec 05-Dec 04

Deposits
Current accounts	1,303,883	1,475,853	1,443,325	1,516,219	2,948.6	5.1%	2.7%
Bankers drafts and other deposits	704,990	722,980	672,259	484,516	942.3	(27.9% )	(33.0% )
Saving accounts and time deposits	3,634,390	3,795,575	4,260,385	4,613,253	8,971.5	8.3%	21.5%
Total deposits	5,643,263	5,994,408	6,375,969	6,613,988	12,862.4	3.7%	10.3%

Borrowings
Central Bank borrowings	29,607	113,517	1,557	1,407	2.7	(9.6% )	(98.8% )
Securities sold under agreements to repurchase	453,156	361,653	244,628	270,750	526.5	10.7%	(25.1% )
Mortgage finance bonds	1,077,247	817,288	598,383	556,504	1,082.3	(7.0% )	(31.9% )
Other bonds	3,321	188,050	321,998	324,704	631.5	0.8%	72.7%
Subordinated bonds	287,984	275,891	308,293	305,284	593.7	(1.0% )	10.7%
Borrowings from domestic financial institutions	52,970	27,349	150,566	90,160	175.3	(40.1% )	229.7%
Foreign borrowings	762,411	616,988	630,414	661,493	1,286.4	4.9%	7.2%
Other obligations	63,289	46,461	50,582	33,743	65.6	(33.3% )	(27.4% )
Total borrowings	2,729,985	2,447,197	2,306,421	2,244,045	4,364.0	(2.7%)	(8.3%)

Other liabilities
Contingent liabilities	434,995	551,330	619,940	723,907	1,407.8	16.8%	31.3%
Other	275,488	304,822	389,692	335,713	652.8	(13.9% )	10.1%
Total other liabilities	710,483	856,152	1,009,632	1,059,620	2,060.6	5.0%	23.8%

Minority interest in consolidated subsidiaries	5	1	1	1	0.0	0.0%	0.0%

S hareholders' equity
Capital and Reserves	600,104	540,694	596,168	594,383	1,155.9	(0.3% )	9.9%
Net income for the year	138,634	158,123	143,098	180,724	351.5	26.3%	14.3%
Total shareholders' equity	738,738	698,817	739,266	775,107	1,507.4	4.8%	10.9%

Total liabilities & shareholders' equity	9,822,474	9,996,575	10,431,289	10,692,761	20,794.4	2.5%	7.0%

2005 Fourth Quarter and Year End Results

BANCO DE CHILE
SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Quarters			Year ended

	4Q04	3Q05	4Q05	Dec 04	Dec 05

Earnings per S hare
Net income per Share (Ch$) (1)	0.48	0.72	0.58	2.38	2.65
Net income per ADS (Ch$) (1)	290.02	430.82	346.56	1,429.30	1,592.75
Net income per ADS (US$) (2)	0.52	0.81	0.67	2.55	3.10
Book value per Share (Ch$) (1)	10.53	10.86	11.39	10.53	11.39
Shares outstanding (Millions)	66,378	68,080	68,080	66,378	68,080

Profitability Ratios (3)(4)
Net Interest Margin	3.18%	3.75%	4.61%	3.84%	4.10%
Net Financial Margin	4.28%	4.23%	4.69%	4.04%	4.18%
Fees / Avg. Interest Earnings Assets	1.61%	1.55%	1.69%	1.48%	1.53%
Other Operating Revenues / Avg. Interest Earnings Assets	0.77%	0.53%	-0.10%	0.17%	0.12%
Operating Revenues / Avg. Interest Earnings Assets	5.55%	5.83%	6.20%	5.49%	5.75%
Return on Average Total Assets	1.26%	1.86%	1.52%	1.59%	1.77%
Return on Average Shareholders' Equity	18.65%	28.16%	20.57%	23.56%	26.66%

Capital Ratios
Shareholders Equity / Total Assets	6.99%	7.09%	7.25%	6.99%	7.25%
Basic capital / total assets	5.37%	5.68%	5.52%	5.37%	5.52%
Basic Capital / Risk-Adjusted Assets	7.81%	7.98%	7.49%	7.81%	7.49%
Total Capital / Risk-Adjusted Assets	11.67%	11.97%	11.23%	11.67%	11.23%

Credit Quality Ratios
Past Due Loans / Total Loans	1.23%	0.99%	0.87%	1.23%	0.87%
Allowance for loan losses / past due loans	181.59%	181.15%	198.05%	181.59%	198.05%
Allowance for Loans Losses / Total Loans	2.23%	1.80%	1.72%	2.23%	1.72%
Provision for Loan Losses / Avg.Loans (4)	1.21%	0.66%	0.92%	1.11%	0.73%

Operating and Productivity Ratios
Operating Expenses / Operating Revenue	57.73%	52.24%	54.53%	51.28%	53.33%
Operating Expenses / Average Total Assets (3)	2.86%	2.67%	2.96%	2.51%	2.71%
Loans per employee (million Ch$) (1)	762	781	808	762	808

Average Balance S heet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	9,054,656	9,225,821	9,022,281	8,868,926	9,023,643
Avg. Assets (million Ch$)	10,149,947	10,531,275	10,324,646	9,946,871	10,218,650
Avg. Shareholders Equity (million Ch$)	688,226	694,350	764,661	671,250	677,778
Avg. Loans	7,169,349	7,666,522	7,902,409	6,868,480	7,504,483
Avg. Interest Bearing Liabilities (million Ch$)	6,266,272	6,630,236	6,631,683	6,307,091	6,444,795

Other Data
Inflation Rate	0.17%	1.91%	-0.09%	2.43%	3.66%
Exchange rate (Ch$)	559.83	533.69	514.21	559.83	514.21
Employees	9,365	9,896	10,157	9,365	10,157

Notes
(1) These figures w ere ex pressed in constant C hilean pesos as of December 31, 2005.
(2) These figures w ere calculated considering the nominal net income, the shares outstanding and the ex change rates ex isting at the end of each period.
(3) The ratios w ere calculated as an av erage of daily balances.
(4) Annualized data.

2005 Fourth Quarter and Year End Results

CONTACTS:	Jacqueline Barrio
(56-2) 653 2938
jbarrio@bancochile.cl

Rolando Arias
(56-2) 653 3535
rarias@bancochile.cl

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;
  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;
  unexpected developments in certain existing litigation;
  increased costs;
  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2006

Banco de Chile

/S/ Julio Guzmán H.
By: Julio Guzmán Herrera Acting Chief Executive Officer